

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 12, 2017

Zachary L. Venegas
Chief Executive Officer
Helix TCS. Inc.
5300 DTC Parkway
Greenwood Village, CO 80111

> **Re: Helix TCS, Inc.**
> **Form 10-12G**
> **Filed December 9, 2016**
> **File No. 000-55722**

Dear Mr. Venegas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications